FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

LMS Medical Systems Inc.

5252 de Maisonneuve O.

Bureau 314

Montréal, Québec, H4A 3S5

Item 2 - Date of Material Change

May 1, 2008

Item 3 - News Release

A press release with respect to the material change described herein was issued and filed on SEDAR on May 1, 2008.

Item 4 - Summary of Material Change

On May 1, 2008, LMS Medical Systems Inc. (AMEX:LMZ; TSX:LMZ), a healthcare technology company and developer of the CALM® patient safety software system for obstetrics, announced that its Board of Directors had unanimously decided to delist the Company’s common shares from the American Stock Exchange (“AMEX”).

Item 5 - Full Description of Material Change

On May 1, 2008, LMS Medical Systems Inc. (“LMS” or the “Company”) announced that its Board of Directors had unanimously decided to delist the Company’s common shares from AMEX.

The decision is in keeping with the Company’s previous announcement to streamline operations and control costs in order to become cash flow positive. It is expected that AMEX trading will cease on or about May 22, 2008.

LMS common shares will continue to be traded on the Company’s principal exchange, the TSX.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

For further information contact Yves Grou, Chief Financial Officer of LMS Medical Systems Inc. at the above-mentioned address or by telephone at (514) 488-3461 Ext. 238.

The foregoing accurately discloses the material change referred to herein.

DATED at Montreal this 2nd day of May, 2008.

LMS MEDICAL SYSTEMS INC.
By:	/s/ Yves Grou
Yves Grou
Chief Financial Officer